UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BANCO SANTANDER (BRASIL) S.A.

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Common Share, without par value

Preferred Share, without par value

Unit (each of which represents one Common Share and one Preferred Share)

American Depositary Share (each of which represents one Unit)

(Title of Class of Securities)

BRBMBRACNOR0 (Common Shares)

BRBMBRACNPR7 (Preferred Shares)

BRSANBCDAM13 (Units Representing Common Shares and Preferred Shares)

(ISIN of Class of Securities)

05967A107 (American Depositary Shares Representing Units)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: James H. Bathon, Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Nicholas A. Kronfeld

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$5,091,591,580.80	US$655,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of (i) the market value of Santander Brasil securities (as defined below), calculated in accordance with the exchange ratio of 0.35 ordinary shares (“Santander Spain ordinary shares”) of Banco Santander, S.A. (“Santander Spain”) to be received for every preferred share, without par value (collectively, “Santander Brasil preferred shares”), of Banco Santander (Brasil) S.A. (“Santander Brasil”) and every common share, without par value (collectively, “Santander Brasil common shares” and, together with the Santander Brasil preferred shares, the “Santander Brasil shares”), of Santander Brasil and 0.70 Santander Spain ordinary shares to be received for every American Depositary Share (collectively, “Santander Brasil ADSs”) representing units (“Santander Brasil units” and, together with Santander Brasil shares and Santander Brasil ADS, “Santander Brasil securities”) of Santander Brasil, which in turn represent Santander Brasil shares, and every Santander Brasil unit and based on the market value of Santander Brasil ordinary shares, Santander Brasil preferred shares, Santander Brasil units, and Santander Brasil ADSs calculated by taking the average of the high and low prices of Santander Brasil ordinary shares, Santander Brasil preferred shares and Santander Brasil units as reported on the Bovespa on August 21, 2014, converted into U.S. dollars based on an exchange rate of Brazilian reais 2.2582 per U.S.$1.00, the selling exchange rate reported by the Central Bank of Brazil on August 21, 2014, and the average of the high and low prices of the Santander Brasil ADSs as reported on the New York Stock Exchange on August 21, 2014 and (ii) 523,894,834, which represents the maximum number of Santander Spain ordinary shares expected to be offered and sold in the US registered offering and a portion of the Santander Spain ordinary shares that are to be offered and sold to holders of Santander Brasil units and Santander Brasil shares that are not located in the United States or U.S. persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the exemption provided by Regulation S under the Securities Act that may be resold from time to time in the United States or to U.S. persons, calculated in accordance with the exchange ratio of 0.35 Santander Spain ordinary shares to be received for every Santander Brasil share and 0.70 Santander Spain ordinary shares to be received for every Santander Brasil unit or Santander Brasil ADS. The offers and sales of Santander Brasil ordinary shares in exempt offerings are not being registered in the United States.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by .00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$680,654	Filing Party:	Banco Santander, S.A.
Form of Registration No.	333-196887	Date Filed:	June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”). This Schedule TO relates to the proposed offer by Santander Spain to acquire all of the (x) American Depositary Shares (“Santander Brasil ADSs”) representing units (“Santander Brasil units”) of Banco Santander (Brasil) S.A. (“Santander Brasil”) (each of which in turn represents one preferred share, without par value of Santander Brasil (“Santander Brasil preferred shares) and one common share, without par value of Santander Brasil (“Santander Brasil common shares” and, together with the Santander Brasil preferred shares, “Santander Brasil shares”)) and (y) Santander Brasil units, Santander Brasil preferred shares and Santander Brasil common shares ((x) and (y) together, “Santander Brasil securities”), in each case other than any Santander Brasil securities owned directly or indirectly by Santander Spain, in exchange for 0.35 of an ordinary share of Santander Spain (“Santander Spain ordinary share”) for each Santander Brasil common share or Santander Brasil preferred share and 0.70 of a Santander Spain ordinary share in exchange for each Santander Brasil unit or Santander Brasil ADS, on the terms and subject to the conditions set forth in this document, the offer to exchange/prospectus (attached as Exhibit (a)(1)(A)) (the “Offer to Exchange/Prospectus”) and the related letters of transmittal attached as Exhibit (a)(1)(B), Exhibit (a)(1)(C) and Exhibit (a)(1)(D), respectively) (the “Letters of Transmittal” together with this document and the Offer to Exchange/Prospectus, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). After Santander Spain accepts for exchange the Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs validly tendered into, and not withdrawn from, the exchange offer, at the settlement of the exchange offer holders of Santander Brasil shares and Santander Brasil ADSs acquired in the exchange offer will receive 0.35 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 of a Santander Brasil ordinary share for each Santander Brasil unit or Santander Brasil ADS so acquired in the form of American Depositary Shares or Brazilian Depositary Shares representing Santander Spain ordinary shares. The Offer to Exchange/Prospectus forms a part of Santander Spain’s Registration Statement on Form F-4 (Reg. No. 333-196887) filed with the Securities and Exchange Commission on June 18, 2014, as amended on July 24, 2014 and August 18, 2014 (the “Registration Statement”).

As of the date of this Schedule TO, the Registration Statement has not been declared effective and the Offer to Exchange/Prospectus contained therein is preliminary and subject to change. The exchange offer has not yet commenced. The exchange offer will commence upon the mailing of the definitive Offer to Exchange/Prospectus and related Letters of Transmittal to the holders of Santander Brasil securities.

The information set forth in the Offer to Exchange/Prospectus, the Letters of Transmittal and the exhibits identified in Item 12 and attached hereto or incorporated by reference herein are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO. This Schedule TO is being filed on behalf of Santander Spain in satisfaction of the reporting requirements of Rule 14d-1 promulgated under the Exchange Act.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers about the Proposed Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address.

The name of the subject company is Banco Santander (Brasil) S.A. The information set forth in the Offer to Exchange/Prospectus under the heading “Information About Santander Spain and Santander Brasil” is incorporated herein by reference.

(b) Securities

The subject class of securities are Santander Brasil common shares, Santander Brasil preferred shares, Santander Brasil units and Santander Brasil ADSs. The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in the Offer to Exchange/Prospectus under the heading “Comparative Market Price and Dividend Per Share Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address.

Santander Spain is the filing person. The information set forth in the Offer to Exchange/Prospectus under the heading “Information About Santander Spain and Santander Brasil” is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About Santander Spain and Santander Brasil” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About Santander Spain and Santander Brasil” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms.

(a)(1)(i). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary” and The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(a)(1)(ii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Risk Factors” and “The Exchange Offer—Consideration to be Exchanged” is incorporated herein by reference.

(a)(1)(iii). The information set forth in the Offer to Exchange/Prospectus under the heading “Summary” is incorporated herein by reference.

(a)(1)(iv). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary” and “The Exchange Offer—Put Right and Subsequent Offering Period” is incorporated herein by reference.

(a)(1)(v). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary” and “The Exchange Offer—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “The Exchange Offer—Procedure for Tendering” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary” and “The Exchange Offer—Acceptance for Exchange” is incorporated herein by reference.

(a)(1)(ix). Not applicable.

(a)(1)(x). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Risk Factors” and “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities” is incorporated herein by reference.

(a)(1)(xi). The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offer—Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Risk Factors,” “The Exchange Offer—Procedure for Tendering” and “The Exchange Offer—Tax Consequences” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

(a)(1). The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offer—Certain Relationships Between Santander Spain and Santander Brasil” is incorporated herein by reference.

(a)(2). None.

(b) Significant Corporate Events.

The information set forth:

•	under the heading “The Exchange Offer—Certain Relationships Between Santander Spain and Santander Brasil” in the Offer to Exchange/Prospectus is incorporated herein by reference,

•	under the headings “Important Events–Sale of the Investment Fund Management and Managed Portfolio Operations,” “Important Events–Agreement for sale of 30% of the capital stock of Webmotors S.A. to Carsales,” “Important Events–Agreement for the Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (GetNet) Operations by Santander Brasil,” “Important Events–Plan to Optimize Our Capital Structure” and “Important Events– Extension of Period for Us to Reach the Minimum Percentage of Outstanding Shares (Free Float) of 25%” in the Santander Brasil Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014, as amended on June 18, 2014 is incorporated herein by reference,

•	in the Santander Brasil Material Fact on Form 6-K, filed with the SEC on May 31, 2013 is incorporated herein by reference, and

•	in the Santander Brasil Notice to the Market on Form 6-K, filed with the SEC on June 19, 2014 is incorporated herein by reference.

(c) Agreements Involving the Subject Company’s Securities

On December 5, 2012, Santander Spain and its wholly-owned subsidiary Grupo Empresarial Santander, S.L. (“GES” and, together with Santander Spain, the “Pledgors”) entered into a pledge agreement (the “Pledge Agreement”) with The European Investment Bank (the “EIB”). Pursuant to the Pledge Agreement, the Pledgors, acting on a joint and several basis, granted the EIB a first ranking security interest in certain securities, including certain Santander Brasil ADSs, (the “Collateral Securities”) and cash in order to secure certain existing and future obligations of Santander Spain to the EIB (the “Secured Obligations”). The Secured Obligations include loans from the EIB to Santander Spain and guarantees from Santander Spain to the EIB in respect of loans made by the EIB to third parties. As of August 22, 2014, the total amount due under the Secured Obligations was $662,812,082.93 and 97,020,549 Santander Brasil ADSs were pledged as Collateral Securities.

Upon the occurrence of a failure by Santander Spain to timely fulfill its payment obligations under any of the Secured Obligations (a “Triggering Event”), the EIB may enforce the pledge and, at its discretion, apply the pledged cash and/or appropriate or sell the Collateral Securities or present the Collateral Securities for redemption to the relevant issuer, in order to satisfy the Secured Obligations. As long as no Triggering Event has occurred and is continuing, Santander Spain has the right to direct the vote of the Collateral Securities and to substitute all or any part of the Collateral Securities with other eligible securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Background of the Exchange Offer,” “Santander Spain’s Reasons for the Proposed Exchange Offer” and “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(c) Plans.

(c)(1). None.

(c)(2). None.

(c)(3). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Background of the Exchange Offer,” “Santander Spain’s Reasons for the Proposed Exchange Offer” and “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(c)(4). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Background of the Exchange Offer,” “Santander Spain’s Reasons for the Proposed Exchange Offer” and “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(c)(5). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Background of the Exchange Offer,” “Santander Spain’s Reasons for the Proposed Exchange Offer” and “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference.

(c)(6). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Risk Factors,” “Summary” and “The Exchange Offer—Certain Consequences of the Exchange Offer—Reduced Liquidity; Deregistration” is incorporated herein by reference.

(c)(7). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Risk Factors,” “Summary” and “The Exchange Offer—Certain Consequences of the Exchange Offer—Deregistration under the Exchange Act; Public Availability of Information” is incorporated herein by reference.

Item 7.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The exchange offer is not conditioned on any financing arrangements.

(d) Borrowed Funds.

No funds have or will be borrowed for purposes of the exchange offer.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Background of the Exchange Offer,” “The Exchange of the Offer – Purpose of the Offer” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

(b) Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

None.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary,” “Selected Financial Data of Santander Spain,” “Comparative Per Share Information” and “Comparative Market Price and Dividend Per Share Information,” pages F-1 through F-349 and the “Operating and Financial Review and Prospects” section of the Santander Spain Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 29, 2014 and the Santander Spain Financial Report for the three- and six-month periods ended June 30, 2014 on Form 6-K, filed with the SEC on August 20, 2014, are incorporated herein by reference. These reports and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of Santander Spain’s financial reports and other information may also be obtained by mail from the SEC at the above address at prescribed rates or at the Internet website maintained by the SEC, which contains reports, proxy and information statements regarding issuers that file electronically with the SEC, at www.sec.gov. Certain reports and other information concerning Santander Spain may also be inspected at the offices of the New York Stock Exchange LLC located at 20 Broad Street, New York, New York 10005. Additional information can be found on Santander Spain’s website at www.santander.com.

(b) Pro Forma Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “Comparative Per Share Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal proceedings.

(a)(1). None.

(a)(2). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offer,” “Summary,” “Risk Factors,” “Santander Spain’s Reasons for the Proposed Exchange Offer” and “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(3). None.

(a)(4). The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offer—Certain Consequences of the Exchange Offer—Santander Brasil ADSs May Cease Being ‘Margin Securities’” is incorporated herein by reference.

(a)(5). None.

Item 12.	Exhibits

(a)(1)(A)	Preliminary Offer to Exchange/Prospectus (incorporated by reference to Santander Spain’s Registration Statement on Form F-4 (File No. 333-196887) filed June 18, 2014, as amended on July 24, 2014 and August 18, 2014 (the “Registration Statement”))

(a)(1)(B)	Letter of Transmittal for Tender of Santander Brasil Shares to the U.S. Exchange Agent (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(C)	Letter of Transmittal for Tender of Santander Brasil Units to the U.S. Exchange Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(D)	Letter of Transmittal for Tender of Santander Brasil ADSs to the U.S. Exchange Agent (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(E)	Letter to Clients for Tender of Santander Brasil Shares (incorporated by reference to Exhibit 99.4 to the Registration Statement

(a)(1)(F)	Letter to Clients for Tender of Santander Brasil Units (incorporated by reference to Exhibit 99.5 to the Registration Statement

(a)(1)(G)	Letter to Clients for Tender of Santander Brasil ADSs (incorporated by reference to Exhibit 99.6 to the Registration Statement

(a)(1)(H)	Letter to Brokers (incorporated by reference to Exhibit 99.7 to the Registration Statement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A)

(a)(5)(A)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 29, 2014)

(a)(5)(B)	Investor Presentation, dated April 29, 2014 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 29, 2014)

(a)(5)(C)	Annual Report of Banco Santander, S.A. for the year ended December 31, 2013 (incorporated by reference to Santander Spain’s filing on Form 20-F, filed with the SEC on April 29, 2014)

(a)(5)(D)	Annual Report of Banco Santander (Brasil) S.A. for the year ended December 31, 2013 (incorporated by reference to Santander Brasil’s filing on Form 20-F, filed with the SEC on April 30, 2014, as amended on June 18, 2014)

(a)(5)(E)	Interim Condensed Consolidated Financial Statements of Banco Santander, S.A. and Companies composing Santander Group at June 30, 2014 (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on August 20, 2014)

(a)(5)(F)	Material Fact (incorporated by reference to Santander Brasil’s filing on Form 6-K, filed with the SEC on May 31, 2013)

(a)(5)(G)	Notice to the Market (incorporated by reference to Santander Brasil’s filing on Form 6-K, filed with the SEC on June 19, 2014)

(b)	None.

(d)	Pledge Agreement between The European Investment Bank as pledgee and Banco Santander, S.A. and Grupo Empresarial Santander, S.L. as Pledgors.

(g)	None.

(h)(A)	Opinion of Uría Menéndez with respect to the material Spanish tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to the Registration Statement)

(h)(B)	Opinion of Pinheiro Neto Advogados with respect to the material Brazilian tax consequences of the transaction (incorporated by reference to Exhibit 8.2 to the Registration Statement)

(h)(C)	Opinion of Davis Polk & Wardwell LLP with respect to the material U.S. tax consequence of the transaction (incorporated by reference to Exhibit 8.3 to the Registration Statement)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ José Manuel de Araluce
Name:	José Manuel de Araluce
Title:	Global Head of Compliance

Date: August 25, 2014